UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended: December 31, 2007

or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from to

Commission File Number:  1-14725

MONACO COACH CORPORATION 401(K) PLAN

(Full title of the Plan)

MONACO COACH CORPORATION

 (Name of issuer of the securities held pursuant to the Plan)

91320 Industrial Way

Coburg, OR 97408

(Address of principal executive office)

Monaco Coach Corporation
401(k) Plan

Index

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Note:                   Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Monaco Coach Corporation

401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Monaco Coach Corporation 401(k) Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Kernutt Stokes Brandt & Co. LLP

Eugene, Oregon

June 12, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Monaco Coach Corporation

401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Monaco Coach Corporation 401(k) Plan (the “Plan”) at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented.  Therefore the presentation of the  2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon
June 28, 2007

Monaco Coach Corporation
401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value
Registered investment companies	$44,937,695	$32,343,577
Common stock	11,772,813	20,789,379
Collective trust fund	18,125,554	19,204,859
Pooled separate accounts	14,117,121	19,112,466
Participant loans	4,654,467	4,346,870
Total investments	93,607,650	95,797,151
Receivables
Employer contributions	860,684	789,837
Dividend income	—	65,453
Participant contributions	—	27,102
Total receivables	860,684	882,392
Total assets	94,468,334	96,679,543
Liabilities
Excess contributions payable	56,911	3,716
Net assets available for benefits at fair value	94,411,423	96,675,827
Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	117,669	304,236
Net assets available for benefits	$94,529,092	$96,980,063

The accompanying notes are an integral part of these financial statements.

Monaco Coach Corporation

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Investment income
Net depreciation in fair value of investments	$(4,567,278)
Interest and dividends	3,482,615
Interest on participant loan payments	341,983
Total investment loss	(742,680)
Contributions
Participant	5,728,104
Employer	860,684
Participant rollover	487,449
Total contributions	7,076,237
Total additions	6,333,557
Deductions
Benefits paid to participants	(8,695,930)
Administrative expenses	(88,598)
Total deductions	(8,784,528)
Net decrease	(2,450,971)
Net assets available for benefits
Beginning of year	96,980,063
End of year	$94,529,092

The accompanying notes are an integral part of these financial statements.

Monaco Coach Corporation

401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.                            Plan Description

The following description of the Monaco Coach Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document, prospectus and the Summary Plan Description for a more complete description of the Plan’s provisions. The information in Note 1 is from the prospectus that is in effect as of December 31, 2007.

General

The Plan is a defined contribution plan covering substantially all employees of Monaco Coach Corporation (the “Company”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (“IRC”).  Principal Financial Group (“Principal”) acts as the Plan’s recordkeeper, Trustee and Custodian of the Plan’s assets.

Contributions

Eligible employees may elect voluntary salary deferral contributions withheld from their salary based on an elected percentage, up to a maximum of 25%, subject to annual individual deferral limitations under the IRC.  Participant’s salary deferral and matching contributions are self-directed in the various investment funds of the Plan.  Participants can change their investment fund allocations daily and pre-tax reduction percentage on a monthly basis.  Participants may choose to invest up to 25% of their future salary deferral contributions in the Monaco Coach Corporation Common Stock Fund.  The Company currently matches 25% of the first 4% of eligible deferred compensation, if the Company has a net profit before such contributions at year end.  All contributions are limited to the applicable amounts as prescribed by the IRC.  Effective January 1, 2007, the Plan initiated “auto-enrollment” in which eligible employees are automatically enrolled in the Plan with a 4% salary deferral contribution rate on the first day of the second month following their hire date, unless the participant elects to opt out.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, an allocation of Plan investment earnings or losses thereon, and an allocation of administrative expenses as defined by the Plan.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Vesting

Participants are fully vested in their Plan account balances; therefore, the Plan does not have any forfeitures.

Participant Loans

Employees may borrow up to 50% of the value of their account balances with the aggregate of any outstanding loans not to exceed $50,000.  A participant may not have more than two loans outstanding at the same time. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate, generally 1% above the prime rate.  Principal and interest is paid ratably through weekly payroll deductions.

Benefit Payments

On termination of service due to death, disability, resignation, discharge or retirement, a participant may elect to receive or begin to receive either a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or annual installments, or a direct rollover to another qualified plan according to the Plan’s provisions.  If the participant has a balance of greater than $1,000 in his or her account, the participant may also elect to keep the account balance in the Plan.

Monaco Coach Corporation

401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Investments in common stocks listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price.  Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year end.  Investments in collective trust funds are stated at net unit value, based upon the fair market value of the underlying securities, as determined or provided by Principal.  The collective trust fund represents investments held in pooled funds and is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.  The investments in the pooled separate accounts are stated at net unit value and are based on the fair market value of the underlying securities, as determined by Principal.  Participant loans are valued at their outstanding balances, which approximate fair value.

Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Benefits Payable

Benefits are recorded when paid.  Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet been paid have not been accrued. At December 31, 2007, there was $9,729 payable to participants.  At December 31, 2006, there was $5,985 payable to participants.

Expenses

Investment expenses and certain allowable administrative expenses are paid by the Plan.  All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period.  On an on-going basis, the Plan evaluates its estimates including contingencies and litigation.  The Plan bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from those estimates.

Monaco Coach Corporation

401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust fund.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust fund as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and Uncertainties

The Plan provides participants with a choice of various investments.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net assets of the funds, will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements and Developments

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements.  The statement defines fair value, establishes a framework for measuring fair value in GAAP and expands the disclosures about fair value measurement.  It is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Plan continues to evaluate the impact of this standard and does not believe that it will have a material impact to the Plan.

Monaco Coach Corporation

401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

3.                            Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007:

Registered investment companies
MFS Value A Fund	$10,201,503
American Funds American Balanced R4 Fund	9,260,430
Fidelity Advisor Mid Cap T Fund	6,662,464
Fidelity Advisor Diversified International T Fund	5,326,415
Fidelity Contra Portfolio	8,914,876
Collective trust fund
Principal Stable Value Fund	18,125,554
Common stock
Harley-Davidson Inc.	9,889,228

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2006:

Registered investment companies
MFS Value A Fund	$9,984,799
American Funds American Balanced R4 Fund	8,760,214
Fidelity Advisor Mid Cap T Fund	5,659,615
Fidelity Advisor Diversified International T Fund	4,395,326
Fidelity Contra Portfolio	7,361,688
Collective trust fund
Principal Stable Value Fund	19,204,859
Common stock
Harley-Davidson Inc.	17,963,472

During 2007 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(6,476,092)
Registered investment companies	711,900
Pooled separate accounts	409,681
Collective trust fund	787,233
$(4,567,278)

Harley-Davidson Inc.

As part of the purchase of Holiday Rambler in 1996 from Harley-Davidson, the Holiday Rambler benefit plan was merged into the Plan.  Prior to the purchase of Holiday Rambler, participants could select Harley-Davidson common stock as an investment option.  After the acquisition, participants no longer could select the Harley-Davidson common stock as an investment option to purchase additional shares but are able to retain shares owned in the Plan and sell all or a portion at any time.

Monaco Coach Corporation

401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

4.                            Plan Tax Status

The Internal Revenue Service determined and informed the Company by letter, dated May 1, 2002, that the Plan is designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the favorable determination letter, the Plan administrator believes that the Plan continues to fulfill the requirements of a qualified plan under Sections 401(a) and 501(a) of the IRC and that the Plan is not subject to tax.  Accordingly, no provision for federal or state income taxes has been provided in the accompanying financial statements.

5.                            Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and/or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan would be allocated and distributed among the participants and beneficiaries of the Plan in proportion to their interests, as permitted under the terms of the Plan.

6.                            Party-In-Interest and Related Party Transactions

The Plan’s investment assets represent funds invested in or maintained by Principal.  Principal has been the Trustee and Custodian of Plan assets since February 23, 2003; and therefore, these investments represent exempt party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $88,598 and $87,644 for the year ended December 31, 2007 and 2006, respectively.

Certain Plan investments are shares of Company common stock.  For the years ended December 31, 2007 and 2006, the Plan purchased 104,291 and 91,129 shares of Monaco Coach Corporation common stock, respectively, at a cost of $1,254,106 and $1,187,870, respectively.  For the same years ended, the Plan sold 91,738 and 115,737 shares of Monaco Coach Corporation common stock, respectively, at a cost of $1,296,805 and $1,473,418, respectively.  At December 31, 2007 and 2006, the Plan held $1,883,585 (212,115 shares) and $2,825,907 (199,563 shares), respectively of Monaco Coach Corporation common stock.

Monaco Coach Corporation

401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

7.                            Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets for benefits per the financial statements to the Form 5500 at December 31:

	2007	2006

Net assets available for benefits per the financial statements	$94,529,092	$96,980,063
Participant contributions receivable	238	(27,102)
Dividend income receivable	—	(65,453)
Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(117,669)	(304,236)
Other adjustments from fair value to contract value	972	65,117
Excess contributions payable	56,911	3,716
Net assets available for benefits per Form 5500	$94,469,544	$96,652,105

The following reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007:

Net decrease in net assets per the financial statements	$(2,450,971)
Change in participant contributions accrued	27,340
Change in dividends receivable	65,453
Change in net appreciation for adjustments from fair value to contract for interest in collective trust relating to fully benefit-responsive investment contracts	186,567
Change in adjustments from fair value to contract value	(64,145)
Change in excess contributions payable	53,195
Net decrease in net assets per Form 5500	$(2,182,561)

Monaco Coach Corporation
401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007	Schedule I

		(c)
		Description of
		Investment Including
		Maturity Date,
	(b)	Rate of Interest,	(d)	(e)
	Identity of Issue, Borrower,	Collateral, Par or	Historical	Current
(a)	Lessor or Similar Party	Maturity Value	Cost (1)	Value

	Registered Investment Companies
	MFS Value A Fund	384,527 shares		$10,201,503
	American Funds American Balanced R4 Fund	480,313 shares		9,260,430
	Fidelity Advisor Mid Cap T Fund	282,069 shares		6,662,464
	Fidelity Advisor Diversified International T Fund	246,593 shares		5,326,415
	American Century Equity Income Adv Fund	158,902 shares		1,239,435
	American Funds Growth Fund R4 Fund	51,394 shares		1,735,066
	Columbia Acorn A Fund	55,334 shares		1,597,506
	Fidelity Contra Portfolio	223,791 shares		8,914,876
	Total registered investment companies			44,937,695
	Common Stock
	Harley-Davidson Inc. Stock	211,715 shares		9,889,228
*	Monaco Coach Corporation Stock	212,115 shares		1,883,585
	Total common stock			11,772,813
	Collective Trust Fund
*	Principal Stable Value Fund	1,104,062 units		18,125,554
	Pooled Separate Accounts
*	Principal Bond & Mortgage Separate Account	3,424 units		2,663,697
*	Principal Large Cap Stock Index Separate Account	33,164 units		1,862,715
*	Principal Lifetime 2020 Separate Account	116,296 units		1,958,615
*	Principal Lifetime Strategic Income Separate Account	89,293 units		1,324,822
*	Principal Lifetime 2030 Separate Account	114,198 units		1,940,910
*	Principal Lifetime 2040 Separate Account	77,569 units		1,349,047
*	Principal Small Cap Stock Index Separate Account	30,160 units		687,863
*	Principal Lifetime 2010 Separate Account	44,147 units		699,287
*	Principal Lifetime 2050 Separate Account	39,225 units		662,266
*	Principal Partners Small-Cap Value Separate Account	35,345 units		482,037
*	Principal Mid Cap Stock Index Separate Account	21,448 units		485,862
	Total pooled separate accounts			14,117,121
*	Participant loans	5% - 9.5%, maturities ranging from 2008 - 2017		4,654,467
				$93,607,650

*	Party-in-interest.
(1)	Cost information has been omitted for participant directed assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 13, 2008	MONACO COACH CORPORATION
401(K) PLAN

	By:	/s/ P. Martin Daley
P. Martin Daley
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm PriceWaterhouseCoopers LLP

23.2	Consent of Independent Registered Public Accounting Firm Kernutt Stokes Brandt & Co. LLP